FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Mason Raymond A	2. Issuer Name and Ticker or Trading Symbol Legg Mason, Inc. (LM)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Chairman, President and CEO
(Last) (First) (Middle) 100 Light Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year 1/30/2003				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year) 8/6/2002				X	Form filed by One Reporting Person
(Street) Baltimore, Maryland 21202								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								1,517,479 (1)	D
Common Stock								12,600	I	By Wife
Common Stock								100	I	By Trust for Children
Common Stock								200	I	By Trust for Children.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*
If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)	$7.36								07/27/04
Common Stock
													26,666	D
Stock Options (Right to Buy)	$17.72								05/07/04	Common Stock			266,666	D
Stock Options (Right to Buy)	$30.74								07/22/06	Common Stock			60,000	D
Stock Options (Right to Buy) (2)	$39.46	07/23/02		A	V	20,000		(2) 07/23/03	07/22/10	Common Stock	20,000		20,000	D
Stock Options (Right to Buy)	$46.64								07/22/07	Common Stock			200,000	D
Stock Options (Right to Buy)	$49.03								07/22/07	Common Stock			150,000	D
Stock Options (Right to Buy)	$52.90								07/22/08	Common Stock			100,000	D

Explanation of Responses:

Note: 1 Includes shares represented by vested beneficial interests in the Legg Mason Profit Sharing and 401(k) Plan and Trust.

Note: 2 Employee stock option cumulatively exercisable annually in 20% increments commencing on the exercisable date indicated.

This amendment corrects a typographical error in the reporting person’s direct holdings of non-derivative securities on the original filing which resulted in an overstatement of securities owned.

		/s/ Thomas C. Merchant*	1/30/03

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                                                                                                                                                      *Attorney-in-Fact

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